October 28, 2016

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted September 6, 2016
CIK No. 0001683695

Dear Messrs. Patel and Garrison:

This letter sets forth the responses of FinTech Acquisition Corp. II (the “Company”) to the comments and requests for additional information set forth in the letter of comment dated October 5, 2016 to the above-referenced draft registration statement. For your convenience, we first set forth each comment in bold type, followed by the Company’s response. Captions and page references herein are to the amended draft registration statement submitted concurrently herewith.

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor anyone authorized to act on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. If, subsequent to the date of this letter, the Company or anyone authorized on its behalf presents any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the staff with copies of such written communications.

2.            We note that management and a majority of the board of directors served as executive officers and/or directors of FinTech I, which is now known as CardConnect Corp. Please revise your disclosure to provide a brief description of FinTech I’s acquisition of CardConnect Corp., to disclose the current trading markets of CardConnect Corp., and to discuss the benefits received by management and the board from their association with CardConnect Corp.

The Company has provided the requested disclosure under a new subsection of “Management” captioned “FinTech I” at page 88. The Company has also added cross references to this new subsection in “Prospectus Summary – General” at page 2 and in “Proposed Business – Business Strategy” at page 61.

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

October 28, 2016

3.            Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

The Company has revised the cover page disclosure to limit it to one page.

4.            We note your disclosure on page 9 that in the event that you submit your initial business combination to a shareholder vote, the sponsor and other initial holders have agreed to vote their founder shares, placement shares, and any public shares in favor of the initial business combination. Please disclose the number and the percentage of the shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved, given that holders of founder shares and placement shares will beneficially own 27% of your issued and outstanding shares of common stock after this offering.

The Company has provided the requested disclosure in “Prospectus Summary – The Offering – Founder Shares” at page 9. The Company has provided conforming disclosure in “Proposed Business – Effecting Our Initial Business Combination – Manner of Conducting Redemptions” at page 68, “Management – Conflicts of Interest” at page 88 and “Description of Securities – Common Stock” at page 95.

5.            We note your disclosure that the initial holders, directors, officers or their respective affiliates may purchase shares in the open market or in privately negotiated transactions either prior to or following the consummation of your initial business combination. Please disclose whether these parties have current commitments, plans, or intentions to engage in such transactions. Please also clarify whether funds in the trust account maybe be used to engage in such transactions.

The Company has provided the requested disclosure in “Prospectus Summary – The Offering – Permitted purchases of public shares by our affiliates” at page 13. The Company has provided conforming disclosures in “Use of Proceeds” at page 50 and “Proposed Business – Effecting Our Initial Business Combination – Permitted purchases of our securities” at page 68.

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

October 28, 2016

6.            We note your disclosure on page 102 that you will provide a right for dissenting public shareholders to redeem public shares if amendments to your certificate of incorporation are approved that either reduces the amount in the trust account available to redeeming stockholders or delays the date on which a public stockholder could otherwise redeem shares. Please revise your disclosure in this section to discuss the scope of such redemption rights and to explain the manner and procedures by which such redemptions would be conducted.

The Company has revised the disclosure in “Description of Securities – Amendments to our Amended and Restated Certificate of Incorporation” at page 102 to indicate that the scope, manner and procedures for such a redemption will be the same as those provided for redemptions in connection with a stockholder vote on a business combination except for the different time by which the tender of shares for redemption must be made and the calculation date for the amount in the trust account, both of which are set forth in the revised disclosure. The Company has provided conforming disclosure in “Risk Factors – In order to effectuate a business combination, we may seek to amend . . .” at page 38.

7.          We note your disclosure that upon consummation of your initial business combination, shareholders will have the opportunity to redeem their shares at a per-share price equal to the aggregate amount then on deposit in the trust account, which is initially anticipated to be $10.00 per share. Please clarify whether the per-share redemption price will be calculated prior to the payment of the underwriters’ deferred commissions, which is payable from the funds held in the trust account upon communication of the initial business combination.

The Company has revised the disclosure in “Proposed Business – Effecting Our Initial Business Combination – Redemption rights for public stockholders upon consummation of our initial business combination” at page 68 to clarify that the per share redemption price will be calculated prior to payment of deferred underwriting commissions. The Company has provided conforming disclosure in “Prospectus Summary – The Offering – Redemption rights for public stockholders upon consummation of our initial business combination” at page 14, “Proposed Business – Effecting our initial business combination – Comparison of redemption or purchase prices in connection with our initial business combination and if we fail to consummate a business combination” at page 74 and “Description of Securities – Common Stock” at page 95.

8.            Please revise your description of the business experience for each of your directors and executive officers to state each individual’s affiliation with your sponsor.

The Company has revised the description of the business expenses of its executive officers and directors in “Management – Directors and Executive Officers” at pages 80-81 to provide, where applicable, the affiliation of such persons with the Company’s sponsor.

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

October 28, 2016

9.            Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

The Company has filed all exhibits with the amended draft registration statement provided concurrently herewith, except for the form of Underwriting Agreement (Exhibit 1.1) and the form of Investment Management Trust Agreement (Exhibit 10.1). With respect to the legal opinion, a form of legal opinion has been filed as Exhibit 5.1 to the draft registration statement.

If you have any questions regarding this letter, please contact Amanda Abrams, the Company’s legal counsel, at (215) 731-9450.

Very truly yours,

/s/ James J. McEntee, III
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II